EXHIBIT (a)(12)

   FOR IMMEDIATE RELEASE

   Contact:  Tammy Martin
             PhoneTel Technologies, Inc.
             216-241-2555

                       PHONETEL TECHNOLOGIES, INC.
                     EXTENDS TENDER OFFER FOR SHARES
                     OF COMMUNICATIONS CENTRAL INC.

               New York, New York, August 5, 1997 -- PhoneTel Technologies, Inc. (AMEX: PHN) announced today that it has determined to extend its previously announced all cash tender offer for all outstanding common shares (and associated rights) of Communications Central Inc. The tender offer and withdrawal rights will now expire at 12:00 midnight, New York City time, on Monday, August 18, 1997, unless otherwise extended.

               As previously announced, PhoneTel and Communications Central are evaluating the impact on their proposed merger of a recent decision of a federal appellate court that, among other things, remanded to the Federal Communications Commission an FCC ruling concerning the calculation of "dial around" compensation payable to payphone providers. The parties are engaged in discussions concerning a possible restructuring of the proposed transaction in light of the ruling.

               As of noon today, 6,038,912 shares had been tendered to First Union National Bank of North Carolina, the Depositary for the tender offer. This represents approximately 84% of the common shares outstanding on a fully diluted basis.

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